                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         -----------------------------

                                  SCHEDULE 13D

                         -----------------------------

                   Under the Securities Exchange Act of 1934


                       RAMTRON INTERNATIONAL CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   75190710
                                (CUSIP Number)

            Benton Liquidating Trust as defined in the Second Amended Plan of Reorganization for the Jointly Administered Debtors of CSI Enterprises, Inc., Energy Fuels, Ltd., Oren Lee Benton, Energy Fuels Exploration Company, Nuexco Trading Corporation and Energy Fuels Mining Joint Venture, pending in the United States Bankruptcy Court for the District of Colorado, administered under Case No. 95-11642-CEM.

                   c/o David J. Beckman, Liquidating Trustee
                              Price Waterhouse LLP
                      200 East Randolph Drive, Suite 7600
                            Chicago, Illinois 60601
                                  312/540-1500
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               August 31, 1997
                      (Date of Event which Requires Filing
                               of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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        CUSIP Nos.: 75190710
                                            SCHEDULE 13D                               Page 2 of 7
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  1     NAME OF REPORTING PERSON
        Benton Liquidating Trust as defined in the Second Amended Plan of Reorganization for the
        Jointly Administered Debtors of CSI Enterprises, Inc., Energy Fuels, Ltd., Oren Lee
        Benton, Energy Fuels Exploration Company, Nuexco Trading Corporation and Energy Fuels
        Mining Joint Venture, pending in the United States Bankruptcy Court for the District of
        Colorado, administered under Case No. 95-11642-CEM. (a)

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) [ ]
                                                                                                (b) [ ]
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  3     SEC USE ONLY
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  4     SOURCE OF FUNDS
        00
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  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)     [ ]
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  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        Colorado
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              NUMBER OF                              7                SOLE VOTING POWER             2,069,130
               SHARES                               --------------------------------------------------------------------------------
            BENEFICIALLY                             8                SHARED VOTING POWER           0
              OWNED BY                              --------------------------------------------------------------------------------
                EACH                                 9                SOLE DISPOSITIVE POWER        2,069,130
              REPORTING                             --------------------------------------------------------------------------------
               PERSON                               10                SHARED DISPOSITIVE POWER      0
                WITH
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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                2,069,130
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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                       [ ]
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  13    PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                       5.6%
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  14    TYPE OF REPORTING PERSON
        00
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ITEM 1. SECURITY AND ISSUER

     This schedule relates to the common stock, par value $.01 per share (the "Common Stock"), of Ramtron International Corporation, a Delaware corporation ("Ramtron"). The principal executive offices of Ramtron are located at 1850 Ramtron Drive, Colorado Springs, CO 80921.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule 13D is being filed by the Benton Liquidating Trust as defined in the Second Amended Plan of Reorganization (the "Plan") for the Jointly Administered Debtors of CSI Enterprises, Inc., Energy Fuels, Ltd., Oren Lee Benton, Energy Fuels Exploration Company, Nuexco Trading Corporation and Energy Fuels Mining Joint Venture, pending in the United States Bankruptcy Court for the District of Colorado, administered under Case No. 95-11642-CEM., a Colorado trust (the "Benton Liquidating Trust"), as the beneficial owner of 2,069,130 shares of Common Stock.

     The United States Bankruptcy Court for the District of Colorado has confirmed the Second Amended Plan of Reorganization for the Jointly Administered Debtors of CSI Enterprises, Inc., Energy Fuels, Ltd., Oren Lee Benton, Energy Fuels Exploration Company, Nuexco Trading Corporation and Energy Fuels Mining Joint Venture, pending in the United States Bankruptcy Court for the District of Colorado, administered under Case No. 95-11642-CEM (the "Plan"). Pursuant to the Plan and as of August 31, 1997 (the "Effective Date"), among other things, 2,069,130 shares of Common Stock in Ramtron have been transferred to the Benton Liquidating Trust. The Plan annexed as Exhibit 2 and the Benton Liquidating Trust Agreement annexed as Exhibit 3 are incorporated herein by reference.

     The principal business of the Benton Liquidating Trust is to liquidate assets for the benefit of holders of Allowed Claims, as defined in the Plan. The principal business address and address of the principal office of the Benton Liquidating Trust is David J. Beckman, Liquidating Trustee, c/o Price Waterhouse LLP, 200 East Randolph Drive, Suite 7600, Chicago, IL 60601. The beneficiaries of the Benton Liquidating Trust are listed on Exhibit 1 to this
Schedule 13D, subject to allowance of such entities' claims against the Debtor.

     The name, citizenship, business address, and present principal occupation of the Liquidating Trustee of the Benton Liquidating Trust are set forth on
Schedule I hereto and incorporated herein by reference.

     Neither the Benton Liquidating Trust nor the Liquidating Trustee listed on
Schedule I during the last five years (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Under the Plan, as described in Item 2, the Benton Liquidating Trust became entitled to receive 2,069,130 shares of Common Stock in Ramtron.

ITEM 4. PURPOSE OF TRANSACTION

     The Benton Liquidating Trust became entitled to receive 2,069,130 shares of Common Stock in the manner described in Item 3 above. Except as described below, the Benton Liquidating Trust has no plans or proposals that would result in (1) the acquisition by any person of additional securities of Ramtron or the disposition of securities of Ramtron; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of Ramtron or any of its subsidiaries; (3) a sale or transfer of a material amount of assets of Ramtron or any of its subsidiaries; (4) any change in the present board of directors or management of Ramtron, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of Ramtron; (5) any material change in the present capitalization or dividend policy of Ramtron; (6) any other material change in the business or corporate structure of Ramtron; (7) changes in the charter, by-laws or instruments corresponding thereto of Ramtron, or other actions which may impede the acquisition of control of Ramtron by any person; (8) any class of securities of Ramtron being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (9) any class of equity securities of Ramtron becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (10) any action similar to any of those enumerated above. The Benton Liquidating Trust, however, reserves its right to change its plans or intentions at any time and to take any and all actions that it deems appropriate to maximize the value of its investment including, among other things, from time to time increasing or decreasing the number of shares of Common Stock by acquiring additional shares, or by disposing of all or a portion of the shares of Common Stock in open market or privately negotiated transactions or otherwise, depending on existing market conditions and other considerations discussed below. The Benton Liquidating Trust intends to review its investment in Ramtron on a continuing basis and, depending upon the price and availability of Common Stock, subsequent developments affecting Ramtron, the general business and future prospects of Ramtron, other investment and business opportunities available to the Benton Liquidating Trust, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of its investment in Ramtron. Ultimately, the Liquidating Trustee will distribute proceeds of the Common Stock to the beneficiaries of the Benton Liquidating Trust.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The Benton Liquidating Trust beneficially owns 2,069,130 shares of Common Stock, which constitute approximately 5.6% of the 37,004,290 Common Stock estimated to be outstanding as of the date of this Schedule 13D. Of the 2,069,130 shares of Common Stock 1,239,793 shares are subject to a lien in favor of Westinghouse, Inc. and 703,317 shares are subject to a lien in favor of Union Bank of Switzerland.

     (b) The Benton Liquidating Trust, through its ownership of 2,069,130 shares of Common Stock, may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of 2,069,130 shares of Common Stock.

     (c) During the past 60 days, the Benton Liquidating Trust has not effected any transactions relating to the Common Stock, except as described in Item 3.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The trustee for the Benton Liquidating Trust is also the trustee for the NTC Liquidating Trust, an entity that owns 4,754,195 shares in Ramtron and is the beneficial holder of Warrants for 2,961,216 shares of common stock in Ramtron. Because the same trustee administers the Benton Liquidating Trust and the NTC Liquidating Trust, the two trusts could be considered a group for purposes of Section 13d. The Benton Liquidating Trust, however, disclaims that it and the NTC Liquidating Trust are a group for purposes of Section 13d.


Of the 2,069,130 shares of Common Stock owned by the Benton Liquidating Trust, 1,239,793 shares are subject to a lien in favor of Westinghouse, Inc., and 703,317 shares are subject to a lien in favor of Union Bank of Switzerland, each as described in the Plan (Exhibit 2) and the Benton Liquidating Trust Agreement (Exhibit 3). The Benton Liquidating Trust does not have any contract, arrangement, understanding, or relationship with any other person with respect to any security of Ramtron, other than as described in this
Schedule 13D or in   exhibits hereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.  Description
-----------  -----------
    1.       List of beneficiaries of the Benton Liquidating Trust

    2. Second Amended Plan of Reorganization for the Jointly Administered Debtors of CSI Enterprises, Inc., Energy Fuels, Ltd., Oren Lee Benton, Energy Fuels Exploration Company, Nuexco Trading Corporation and Energy Fuels Mining Joint Venture, pending in the United States Bankruptcy Court for the District of Colorado, administered under Case No. 95-11642-CEM (incorporated by reference to the Schedule 13D filed by the NTC Liquidating Trust, dated August 31, 1997).

    3.       Benton Liquidating Trust Agreement, as amended.

                                  * * * * *

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  October 8, 1997

                                    Benton Liquidating Trust as defined in the Second Amended Plan of Reorganization for the Jointly Administered Debtors of CSI Enterprises, Inc., Energy Fuels, Ltd., Oren Lee Benton, Energy Fuels Exploration Company, Nuexco Trading Corporation and Energy Fuels Mining Joint Venture, pending in the United States Bankruptcy Court for the District of Colorado, administered under Case No. 95-11642-CEM.


                                    By:  /s/ David J. Beckman
                                        ---------------------------------------
                                        David J. Beckman, not individually, but
                                        solely as Liquidating Trustee

                                   SCHEDULE I

         Certain Information Concerning the Benton Liquidating Trust


    The person named below is not a beneficial owner of any Common Stock.





David J. Beckman, Liquidating Trustee
U.S. Citizen
c/o Price Waterhouse LLP
200 East Randolph Drive, Suite 7600
Chicago, Illinois 60601
312/540-1500

Mr. Beckman is a Principal of Price Waterhouse LLP.